EXHIBIT 12

VANGUARD HEALTH SYSTEMS, INC.
Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)

	For the Year Ended June 30,					Six Months Ended December 31,		Pro Forma Year Ended June 30,	Pro Forma Six Months Ended December 31,

	1998	1999	2000		2001		2001	2001		2001

Income (loss) from continuing operations before income taxes	$(2,713)	$(6,421)	$(181)		$10,671		$5,051	$(5,141)		$3,765
Equity method (income) loss	68	(240)	74		(165)		(302)	(165)		(302)
Portion of rents representative of interest	105	560	1,709		3,058		1,668	3,622		1,668
Interest, including amortization of debt issuance expense	330	4,395	9,235		17,491		15,161	31,111		16,447

Earnings	$(2,210)	$(1,706)	$10,837		$31,055		$21,578	$29,427		$21,578

Portion of rents representative of interest	105	560	1,709		3,058		1,668	3,622		1,668
Interest including amortization of debt issuance expense	330	4,395	9,235		17,491		15,161	31,111		16,447

Fixed Charges	$435	$4,955	$10,944		$20,549		$16,829	$34,733		$18,115

Ratio of earnings to fixed charges	―	―	―		1.51		1.28	―		1.19

Amount by which earnings are inadequate to cover fixed charges	$2,645	$6,661	$107	$	―	$	―	$5,306	$	―